EXHIBIT 99.5

Vicinity Motor Corp. Reports First Quarter 2023 Financial Results

U.S. Manufacturing Campus in Ferndale, Washington Preparing for Initiation of Vehicle Assembly Operations in Coming Weeks

VANCOUVER, BC / May 15, 2023 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the first quarter ended March 31, 2023.

First Quarter 2023 and Subsequent Operational Highlights

•	Current order backlog exceeds $150 million, the vast majority of which are for electric vehicles.

•	Assembly operations set to commence at the newly constructed, state-of-the-art, 100,000 square foot U.S. manufacturing campus in Ferndale, Washington in first half of 2023.

o	Electrical components have been installed to supply power on-site.

o	Company has received its Certificate of Occupancy for the facility.

o	Foreign-Trade Zone certification for Ferndale Campus has been secured.

o	Completed key hires for the Ferndale facility.

•	Signed a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American automotive dealer market penetration for its industry-leading, Class 3 VMC 1200 all-electric truck.

•	Partnered with RBC and Export Development Canada (EDC) to secure US$30 million credit facility to finance VMC 1200 EV Truck production, as well as an additional US$9 million working capital credit facility with EDC, while maintaining funding for existing bus orders.

Management Commentary

“The first quarter of 2023 was marked by significant momentum across all aspects of our business, with Ferndale set to begin initial assembly operations in the coming weeks, VMC 1200 deliveries from our Canadian facility underway and Transport Canada reaffirming that the VMC 1200 qualifies for a Federal Rebate nationwide of CAD$40,000,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We are nearing completion of a batch of 50 VMC 1200 vehicles as well as several transit buses at our Canadian facility for delivery in the second quarter, seeding products into the market and generating further demand with North American automotive dealerships alongside our partners at DSMA.

“Our new U.S. manufacturing campus in Ferndale, Washington is slated to initiate production in the next several weeks – as we have completed key hires and have recently secured Foreign-Trade Zone status with the U.S. Department of Commerce, reducing customs and duty-related fees. To support the immediate-term ramp up of Ferndale, we recently supplemented our $30M VMC 1200 specific credit facility with the Royal Bank of Canada and Export Development Canada (EDC) with a further $9M working capital credit facility with EDC, fully funding our near-term operations with non-dilutive debt financing.

“Our transit bus business has seen supply chains improve – and to that end, we have restarted delivery of transit buses to our customers as of Spring 2023. We continue to see strong demand for our Vicinity Classic transit bus line, proving out our established market leadership in the mid-size heavy duty transit bus space.

“Our business is truly firing on all cylinders, with this significant momentum positioning us to transition to profitability in the second half of 2023, with additional visibility into strong initial traction in the second quarter. I am incredibly proud of the work our team has put in over the past several months to make this all possible. As we move through 2023 and continue to execute against our key milestones, I believe that we have built the foundation of a business that can deliver value to its stakeholders and their communities for years to come,” concluded Trainer.

First Quarter 2023 Financial Results
All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue in the first quarter of 2023 totaled $2.7 million, as compared $3.2 million in the first quarter of 2022. The decrease in sales was impacted by product mix, which was more heavily weighted to trucks in the first quarter of 2023.

Gross profit in the first quarter of 2023 totaled $0.5 million, or 18% of revenue, as compared to $0.2 million, or 7% of revenue, in the first quarter of 2022. Gross margins were positively impacted by an adjustment for expired warranty.

Cash used in operating activities in the first quarter of 2023 totaled $3.6 million, as compared to $5.1 million in the first quarter of 2022.

Net loss in the first quarter of 2023 totaled $2.4 million, or $(0.05) per share, as compared to a loss of $2.9 million, or $(0.08) per share, in the first quarter of 2022.

Adjusted EBITDA loss in the first quarter of 2023 totaled $1.4 million, as compared to $2.1 million in the first quarter of 2022.

Cash and cash equivalents as of March 31, 2023 totaled $1.8 million, as compared to $11.0 million as of March 31, 2022. During the first quarter, the Company fortified its balance sheet through the closing of a CAD$4.0 million private placement of convertible debentures with strategic investors.

First Quarter 2023 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time on Monday, May 15, 2023 to discuss Vicinity Motors’ first quarter financial results, provide a corporate update, and conclude with a question and answer session from telephone participants. To participate, please use the following information:

Q1 2023 Conference Call and Webcast

Date: Monday, May 15, 2023
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10178767
Webcast: Vicinity Motors Q1 2023 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, June 15, 2023. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10178767. A webcast will also be available by clicking here: Vicinity Motors Q1 2023 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	Three months ended March 31, 2023	Three months ended March 31, 2022
(US dollars in thousands - unaudited)	$	$
Net Comprehensive loss	(2,436)	(2,887)
Add back
Stock based compensation	198	297
Interest	683	587
Fair value movement – convertible debt	(92)	—
Foreign exchange gain	(6)	(788)
Amortization	285	703
Adjusted EBITDA	(1,368)	(2,088)

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	March 31, 2023	December 31, 2022
		$	$

Current Assets
Cash and cash equivalents		1,783	1,622
Trade and other receivables		3,554	2,655
Inventory	3	9,270	10,068
Prepaids and deposits		5,056	3,801

		19,663	18,146
Long-term Assets
Intangible assets		14,310	14,273
Property, plant, and equipment	4	22,549	22,613

		56,522	55,032

Current Liabilities
Accounts payable and accrued liabilities		4,921	4,942
Credit facility	5	1,198	628
Current portion of deferred revenue		2,561	2,382
Current portion of provision for warranty cost	6	933	1,585
Current debt facilities	7	6,894	6,587
Current portion of other long-term liabilities		440	449

		16,947	16,573

Long-term Liabilities
Convertible debt	8	2,708	—
Other long-term liabilities		1,401	1,503
Provision for warranty cost	6	67	124

		21,123	18,200

Shareholders’ Equity
Share capital	9	76,807	75,983
Contributed surplus	9	7,286	7,088
Accumulated other comprehensive (loss) income		1,384	1,403
Deficit		(50,078)	(47,642)

		35,399	36,832

		56,522	55,032

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Loss
(Unaudited, in thousands of US dollars, except for per share amounts)

	Note	For the three months ended March 31, 2023	For the three months ended March 31, 2022
		$	$
Revenue
Vehicle sales	12	1,467	1,702
Other	12	1,182	1,481
		2,649	3,183

Cost of sales	3	(2,176)	(2,973)

Gross profit		473	210

Expenses
Sales and administration		1,913	2,381
Stock-based compensation	9	198	297
Amortization		213	620
Interest and finance costs	7,8	683	587
Fair value movement – convertible debt	8	(92)	—
Foreign exchange gain		(6)	(788)

		2,909	3,097

Net loss		(2,436)	(2,887)

Loss per share
Basic & diluted		(0.05)	(0.08)

Weighted average number of common shares outstanding
Basic & diluted		45,414,367	35,354,694

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited, in thousands of US dollars)

		Three months ended	Three months ended
	Note	March 31, 2023	March 31, 2022
OPERATING ACTIVITIES		$	$

Net loss for the year		(2,436)	(2,887)
Items not involving cash:
Amortization		285	703
Foreign exchange (gain) loss		(32)	102
Interest and finance costs	7,8	683	587
Fair value movement		(92)	—
Stock-based compensation	9	198	297
		(1,394)	(1,198)
Changes in non-cash items:
Trade and other receivables		(3,095)	(3,215)
Inventory	3	794	(6,747)
Prepaids and deposits		(1,261)	(439)
Accounts payable and accrued liabilities		2,333	6,526
Deferred consideration		—	116
Deferred revenue		175	(43)
Warranty provision	6	(710)	62
Taxes paid		(54)	—
Interest paid		(343)	(179)
Cash used in operating activities		(3,555)	(5,117)

INVESTING ACTIVITIES
Purchase of intangible assets		(133)	(292)
Proceeds from government subsidy		—	817
Purchase of property and equipment		(211)	(2,520)
Cash used in investing activities		(344)	(1,995)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	867	13,063
Share issuance costs	9	(43)	(1,015)
(Repayments) proceeds of credit facility	5	571	1,734
Proceeds from convertible debt	8	2,939	—
Convertible debt financing fees	8	(158)	—
Repayment of long-term loans		(131)	(61)
Cash provided in financing activities		4,045	13,721
Effect of foreign exchange rate on cash		15	5
Increase in cash and cash equivalents		161	6,614
Cash and cash equivalents, beginning		1,622	4,402
Cash and cash equivalents, ending		1,783	11,016

See accompanying notes to the consolidated financial statements